Mail Stop 3561

November 14, 2008

By Facsimile and First Class Mail
Mr. Enrique Cueto Plaza
Chief Executive Officer
Lan Airlines S.A.
Presidente Riesco 5711, 20th Floor
Las Condes
Santiago, Chile

Re: LAN Airlines S.A.
**   File No. 1-14728**
**   Form 20-F for year ended December 31, 2007**

Dear Mr. Plaza:

We have completed our legal review of your Form 20-F for the fiscal year December 31, 2007 and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact me at (202) 551-3314 with any other questions.

Sincerely,

Daniel Morris
Attorney-Advisor